Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

American Realty Capital Trust, Inc.

(dollars in thousands)

			Twelve Months Ended December 31,
Period	Three Months Ended March 31, 2012		2011		2010		2009		2008		Period from August 17, 2007 (date of inception) to December 31, 2007
Pre-tax loss from continuing operations	$(28,073)		$(25,076)		$(9,883)		$(4,266)		$(4,283)		$(1)
Add: Fixed Charges	9,857		37,373		18,109		10,352		4,774		-
Earnings for ratio calculation	(18,216)		12,297		8,226		6,086		491		(1)

Fixed charges:
Interest expense (1)	9,857		37,373		18,109		10,352		4,774		-

Ratio of earnings to fixed charges	-1.85	x	0.33	x	0.45	x	0.59	x	0.10	x	NA

(1) Interest expense includes amortization of premiums and discounts on borrowings and amortization of capitalized expenses related to indebetness.

NA- not applicable as the Company had no fixed charges in that period.